

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

03 AUG 25 AM 7:21



03029487

15th August, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 14th August, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Eva Siu
Enclosures



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Reference is made to the Announcement dated 8th July 2002.

The Company has successfully withdrawn two bank deposits maintained with the Bank in the aggregate amount of HK$24,463,402.0 (being HK$24,303,514.9 as principal together with the sum of HK$159,887.1 as interest). However, the Bank refused the withdrawal of the Deposit of the Company in the sum of approximately HK$11,717,000 (being HK$10,000,000.0 as principal together with the sum of approximately HK$1,717,000 as interest accrued thereon as at 29th April 2002).

On 14th August 2003, a Deed was entered into between the Company and the Bank in respect of the Deposit whereby the Bank agreed to release 60% of the sum of the Deposit and the interest accrued thereon as full and final settlement of all claims by the Company against the Bank in respect of the Deposit.

Reference is made to the announcement dated 8th July 2002 (the "**Announcement**") of ONFEM Holdings Limited (the "**Company**", together with its subsidiaries the "**Group**") in respect of the three bank deposits of the Company, as referred herebelow, in the aggregate amount of approximately HK$36 million which were frozen by a bank (the "**Bank**").

The Company has successfully withdrawn two bank deposits maintained with the Bank in the aggregate amount of HK$24,463,402.0 (being HK$24,303,514.9 as principal together with the sum of HK$159,887.1 as interest).

In respect of another deposit maintained by the Company with the Bank in the sum of approximately HK$11,717,000 (being HK$10,000,000.0 as principal together with the sum of approximately HK$1,717,000 as interest accrued thereon as at 29th April 2002) (the "**Deposit**"), the Bank refused the withdrawal thereof by the Company based on its reliance on certain representations allegedly made by the ex-directors of the Company that there was a charge over the Deposit for securing another company's indebtedness due to the Bank, which the Company denied (the "**Dispute**"). The Company has never authorized anyone to make the aforesaid representations, nor signed any document(s) for the creation of charge or pledge over the Deposit.

The Company has made several demands (both by itself and through its legal advisor) for the return of the Deposit from the Bank and has engaged its legal advisor to advise on the merit of the Dispute. After taking into account the substantial legal costs to be incurred and the uncertainty of the outcome of the litigation relating to the Dispute, the Company and the Bank mutually agreed to resolve the Dispute by means of execution of a deed of compromise (the "**Deed**") on 14th August 2003. Pursuant to the Deed, the Bank agreed to pay the Company a sum of approximately HK$7.0 million, being 60% of the sum of the Deposit and the interest accrued thereon amounting to approximately HK$11.7 million, as full and final settlement of all claims by the Company against the Bank in respect of the Deposit.

As provision for the expected loss on the irrecoverable portion of the Deposit has been made and reflected in the audited accounts of the Group for the year ended 31st December 2002, the settlement of the Dispute between the Company and the Bank under the Deed will not have material adverse financial impact on the Group.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 14th August 2003

The Standard 15 August 2003, Friday C-21



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Reference is made to the Announcement dated 8th July 2002.

The Company has successfully withdrawn two bank deposits maintained with the Bank in the aggregate amount of HK$24,463,402.0 (being HK$24,303,514.9 as principal together with the sum of HK$159,887.1 as interest). However, the Bank refused the withdrawal of the Deposit of the Company in the sum of approximately HK$11,717,000 (being HK$10,000,000.0 as principal together with the sum of approximately HK$1,717,000 as interest accrued thereon as at 29th April 2002).

On 14th August 2003, a Deed was entered into between the Company and the Bank in respect of the Deposit whereby the Bank agreed to release 60% of the sum of the Deposit and the interest accrued thereon as full and final settlement of all claims by the Company against the Bank in respect of the Deposit.

Reference is made to the announcement dated 8th July 2002 (the "**Announcement**") of ONFEM Holdings Limited (the "**Company**", together with its subsidiaries the "**Group**") in respect of the three bank deposits of the Company, as referred herebelow, in the aggregate amount of approximately HK$36 million which were frozen by a bank (the "**Bank**").

The Company has successfully withdrawn two bank deposits maintained with the Bank in the aggregate amount of HK$24,463,402.0 (being HK$24,303,514.9 as principal together with the sum of HK$159,887.1 as interest).

In respect of another deposit maintained by the Company with the Bank in the sum of approximately HK$11,717,000 (being HK$10,000,000.0 as principal together with the sum of approximately HK$1,717,000 as interest accrued thereon as at 29th April 2002) (the "**Deposit**"), the Bank refused the withdrawal thereof by the Company based on its reliance on certain representations allegedly made by the ex-directors of the Company that there was a charge over the Deposit for securing another company's indebtedness due to the Bank, which the Company denied (the "Dispute"). The Company has never authorized anyone to make the aforesaid representations, nor signed any document(s) for the creation of charge or pledge over the Deposit.

The Company has made several demands (both by itself and through its legal advisor) for the return of the Deposit from the Bank and has engaged its legal advisor to advise on the merit of the Dispute. After taking into account the substantial legal costs to be incurred and the uncertainty of the outcome of the litigation relating to the Dispute, the Company and the Bank mutually agreed to resolve the Dispute by means of execution of a deed of compromise (the "**Deed**") on 14th August 2003. Pursuant to the Deed, the Bank agreed to pay the Company a sum of approximately HK$7.0 million, being 60% of the sum of the Deposit and the interest accrued thereon amounting to approximately HK$11.7 million, as full and final settlement of all claims by the Company against the Bank in respect of the Deposit.

As provision for the expected loss on the irrecoverable portion of the Deposit has been made and reflected in the audited accounts of the Group for the year ended 31st December 2002, the settlement of the Dispute between the Company and the Bank under the Deed will not have material adverse financial impact on the Group.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 14th August 2003

星島日報　　二零零三年八月十五日　　星期五　　B12



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

> 謹此提述日期為二零零二年七月八日之公佈。
>
> 本公司已經成功取回存放於該銀行之兩筆銀行存款，為數合共港幣24,463,402.0元(即為數港幣24,303,514.9元之本金連同為數港幣159,887.1元之利息)；惟該銀行拒絕本公司提取另一筆存放於該銀行為數約港幣11,717,000元(即為數港幣10,000,000.0元之本金連同累計至二零零二年四月二十九日為數約港幣1,717,000元之利息)之銀行存款。
>
> 於二零零三年八月十四日，本公司與該銀行簽訂一份有關該存款之協議，據此，該銀行同意歸還該存款本息總額之60%，作為向本公司就該存款而向其提出之所有索償而作出之全部及最終賠償。

謹此提述東方有色集團有限公司(「**本公司**」，連同其附屬公司(「**本集團**」))日期為二零零二年七月八日之公佈(「**該公佈**」)關於下述被一家銀行(「**該銀行**」)凍結本公司之三筆銀行存款，為數合共約港幣36,000,000元。

本公司已經成功取回存放於該銀行之兩筆銀行存款，為數合共港幣24,463,402.0元(即為數港幣24,303,514.9元之本金連同為數港幣159,887.1元之利息)。

但該銀行拒絕本公司提取本公司存放於該銀行為數約港幣11,717,000元(即為數港幣10,000,000.0元之本金連同累計至二零零二年四月二十九日為數約港幣1,717,000元之利息)之銀行存款(「**該存款**」)，其理據是依賴本公司之前任董事據稱曾向其作出若干陳述，聲稱該存款乃用作抵押拖欠該銀行之其他公司之債務，本公司對此作出否認(「**該糾紛**」)。本公司從未授權任何人士作出上述陳述，亦沒有簽署任何為該存款設置抵押或擔保之文件。

本公司(由本公司及經其法律顧問)曾發出要求該銀行退回該存款之信函及聘用法律顧問就該糾紛之各方面提供意見。考慮到該糾紛將涉及之法律訴訟費用龐大而訴訟結果又不明確，因此，本公司及該銀行雙方同意於二零零三年八月十四日簽訂一份和解協議(「**該協議**」)以解決該糾紛。根據該協議，該銀行同意支付本公司為數約港幣7,000,000元(即該存款本息總額為數約港幣11,700,000元之60%)，作為向本公司就該存款而向其提出之所有索償而作出之全部及最終賠償。

由於本公司已就該存款預期不可收回之部份之損失作出撥備及已反映於本集團截至二零零二年十二月三十一日止年度經審核會計賬目內，故此，本公司根據該協議而與該銀行解決該糾紛並不會對本集團有任何重大不良之財務方面的影響。

承董事會命
董事總經理
王幸東

香港，二零零三年八月十四日

* *僅供識別*

SEC. FILE No. 82-3734

星島日報　　二零零三年八月十五日　　星期五　　B12

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

謹此提述日期為二零零二年七月八日之公佈。

本公司已經成功取回存放於該銀行之兩筆銀行存款，為數合共港幣24,463,402.0元(即為數港幣24,303,514.9元之本金連同為數港幣159,887.1元之利息)；惟該銀行拒絕本公司提取另一筆存放於該銀行為數約港幣11,717,000元(即為數港幣10,000,000.0元之本金連同累計至二零零二年四月二十九日為數約港幣1,717,000元之利息)之銀行存款。

於二零零三年八月十四日，本公司與該銀行簽訂一份有關該存款之協議，據此，該銀行同意歸還該存款本息總額之60%，作為向本公司就該存款而向其提出之所有索償而作出之全部及最終賠償。

謹此提述東方有色集團有限公司((「**本公司**」)，連同其附屬公司(「**本集團**」))日期為二零零二年七月八日之公佈(「**該公佈**」)關於下述被一家銀行(「**該銀行**」)凍結本公司之三筆銀行存款，為數合共約港幣36,000,000元。

本公司已經成功取回存放於該銀行之兩筆銀行存款，為數合共港幣24,463,402.0元(即為數港幣24,303,514.9元之本金連同為數港幣159,887.1元之利息)。

但該銀行拒絕本公司提取本公司存放於該銀行為數約港幣11,717,000元(即為數港幣10,000,000.0元之本金連同累計至二零零二年四月二十九日為數約港幣1,717,000元之利息)之銀行存款(「**該存款**」)，其理據是依賴本公司之前任董事據稱曾向其作出若干陳述，聲稱該存款乃用作抵押拖欠該銀行之其他公司之債務，本公司對此作出否認(「**該糾紛**」)。本公司從未授權任何人士作出上述陳述，亦沒有簽署任何為該存款設置抵押或擔保之文件。

本公司(由本公司及經其法律顧問)曾發出要求該銀行退回該存款之信函及聘用法律顧問就該糾紛之各方面提供意見。考慮到該糾紛將涉及之法律訴訟費用龐大而訴訟結果又不明確，因此，本公司及該銀行雙方同意於二零零三年八月十四日簽訂一份和解協議(「**該協議**」)以解決該糾紛。根據該協議，該銀行同意支付本公司為數約港幣7,000,000元(即該存款本息總額為數約港幣11,700,000元之60%)，作為向本公司就該存款而向其提出之所有索償而作出之全部及最終賠償。

由於本公司已就該存款預期不可收回之部份之損失作出撥備及已反映於本集團截至二零零二年十二月三十一日止年度經審核會計賬目內，故此，本公司根據該協議而與該銀行解決該糾紛並不會對本集團有任何重大不良之財務方面的影響。

承董事會命
董事總經理
王幸東

香港，二零零三年八月十四日

* *僅供識別*